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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 31)

                                V.F. CORPORATION
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    918204108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  918204108                                           Page 1 of 2 Pages

         1)  Names of Reporting Persons

                  M. Rust Sharp

         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
               a)  [  ]
               b)  [  ]

         3)  SEC USE ONLY

         4)  Citizenship or Place of Organization    United States

         Number of Shares              5)  Sole Voting Power            33,800+
                                            +Includes currently exercisable
                                              options for 31,800 shares.
         Beneficially Owned            6)  Shared Voting Power       22,923,288*
                                            *Mr. Sharp is co-trustee with PNC
                                              Bank, National Association
                                              and Ursula F. Fairbairn with
                                              respect to these shares.
         By Each Reporting             7)  Sole Dispositive Power        33,800+
                                            +Includes currently exercisable
                                              options for 31,800 shares.
         Person With                   8)  Shared Dispositive Power  22,923,288*
                                            *Mr. Sharp is co-trustee with PNC
                                              Bank, National Association
                                              and Ursula F. Fairbairn with
                                              respect to these shares.
         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     22,957,088

         10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                 See Instructions                                         [  ]

         11)  Percent of Class Represented by Amount in Row (9)           21.13

         12)  Type of Reporting Person   (See Instructions)                 IN

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                                                              Page 2 of 2 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2001:

(a)  Amount Beneficially Owned:                               22,957,088 shares

(b)  Percent of Class:                                                    21.13

(c)  Number of shares to which such person has:
         (i) sole power to vote or to direct the vote                    33,800+
        (ii) shared power to vote or to direct the vote              22,923,288*
       (iii) sole power to dispose or to direct the disposition of       33,800+
        (iv) shared power to dispose or to direct the disposition of 22,923,288*

       +Includes currently exercisable options for 31,800 shares.

       *Mr. Sharp is co-trustee with PNC Bank, National Association and Ursula
        F. Fairbairn with respect to these shares.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2003
---------------------------
Date

By:  /s/ M. Rust Sharp
---------------------------
Signature - M. Rust Sharp